Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of

Select Comfort Corporation:

We consent to incorporation by reference in the Registration Statement (No. 333-85914) on Form S-8 of Select Comfort Corporation of our report dated June 23, 2006, relating to the statements of net assets available for benefits of Select Comfort Profit Sharing and 401(k) Plan as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule as of December 31, 2005, which report appears in the annual report on Form 11-K of Select Comfort Profit Sharing and 401(k) Plan for the year ended December 31, 2005.

Minneapolis, Minnesota

June 27, 2006